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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 2)

OPENTV CORP.
(Name of Subject Company (Issuer))

KUDELSKI INTERACTIVE CAYMAN, LTD.
(Offeror)
an indirect wholly owned subsidiary of

KUDELSKI SA
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares of No Par Value
(Title of Class of Securities)

G67543101
(Cusip Number of Class of Securities)

Lucien Gani
General Counsel, Head of Legal Affairs
Kudelski SA
22-24, Route de Genève
Case Postale 134
1033 Cheseaux, Switzerland
Tel: +41 21 732 01 01
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Jennifer DiNucci, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Tel: (650) 843-5000 Fax: (650) 849-7400	Francis R. Wheeler, Esq. Cooley Godward Kronish LLP 380 Interlocken Crescent Suite 900 Broomfield, CO 80021-8023 Tel: (720) 566-4000 Fax: (720) 566-4099

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$147,449,358	$8,228

*
For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). Calculated as (A) the sum of (i) 93,479,086, which is the difference between 107,915,234, the number of Class A ordinary shares of no par value ("Shares") of OpenTV Corp. (the "Company") outstanding as of June 30, 2009, and 14,436,148, the number of Shares beneficially owned by Kudelski SA on such date, (ii) 1,012,355, which is the number of Shares subject to vested and unvested options outstanding as of June 30, 2009, excluding options that can be confirmed as having exercise prices above the per Share tender offer price, and (iii) 637,177, which we believe is the maximum number of Shares reserved for issuance upon exchange of shares of the Company's subsidiary, OpenTV, Inc. (the "Subsidiary") as of June 30, 2009, multiplied by (B) $1.55, which is the per Share tender offer price, net to the seller in cash, without interest and less applicable withholding taxes. The number of outstanding Shares, Shares subject to vested and unvested options and Shares reserved for issuance upon exchange of shares of the Subsidiary is as set forth in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

**
The amount of the filing fee calculated in accordance with the Exchange Act equals $55.80 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #2 for fiscal year 2010, issued September 28, 2009.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$8,228	Filing Party:	Kudelski Interactive Cayman, Ltd. and Kudelski SA
Form or Registration No.:	Schedule TO-T	Date Filed:	October 5, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1

  ☐
  issuer tender offer subject to Rule 13e-4

  ☒
  going-private transaction subject to Rule 13e-3

  ☐
  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (together with any amendments and supplements thereto, the "Schedule TO") with the Securities and Exchange Commission on October 5, 2009 by (a) Kudelski Interactive Cayman, Ltd., an exempted company organized under the laws of the Cayman Islands (the "Purchaser") and an indirect wholly owned subsidiary of Kudelski SA, a public limited company organized under the laws of Switzerland ("Parent"), and (b) Parent. The Schedule TO relates to the offer (the "Offer") by the Purchaser to purchase all outstanding Class A ordinary shares of no par value ("Shares") of OpenTV Corp., a company incorporated and registered under the laws of the British Virgin Islands (the "Company"), that are not already owned by Parent or its wholly owned subsidiaries at a purchase price of $1.55 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal.

Item 1.    Summary Term Sheet.

        (1)   The response to the question "What does the board of directors of OpenTV Corp. think of the offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated as follows:

          "On October 20, 2009, OpenTV Corp. issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission setting forth the determination of the OpenTV Corp. board of directors (a) not to express an opinion as to whether holders of Class A ordinary shares should tender their shares pursuant to the offer and (b) to remain neutral as to the offer. We commenced the offer without obtaining the prior approval or recommendation of OpenTV Corp.'s board of directors. On June 2, 2009, the special committee of the board of directors of OpenTV Corp. had rejected our proposal to acquire all of the outstanding Class A ordinary shares of OpenTV Corp. not then owned by Kudelski SA or its affiliates for a purchase price of $1.35 per share "as inadequate and not in the best interest of [OpenTV Corp.] and its stockholders." The consummation of the offer does not require the approval or recommendation of OpenTV Corp.'s board of directors. See "Introduction" and "Special Factors—Section 1—Background.""

        (2)   The following two sentences are hereby added at the end of the response to the question "Does Kudelski SA already have majority representation on OpenTV Corp.'s board of directors?" in the "Summary Term Sheet" of the Offer to Purchase:

          "On October 7, 2009, Eric Tveter resigned as a member of OpenTV Corp.'s board of directors. Effective as of such resignation, (a) six of the 10 members of the board of directors of OpenTV Corp. are also officers or directors of Kudelski SA and (b) one additional member of the board of directors of OpenTV Corp. has served as a paid consultant to Kudelski SA."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (1)   The following is hereby added after the end of the last paragraph under "Special Factors—Section 1—Background" of the Offer to Purchase:

          "On October 13, 2009, Parent sent a letter to the Company's shareholders advising them of certain matters to consider in connection with the Offer.

          On October 20, 2009, the Company issued a press release and filed the Schedule 14D-9 with the SEC setting forth the determination of the board of directors of the Company (a) not to express an opinion as to whether holders of Shares should tender their Shares pursuant to the Offer and (b) to remain neutral as to the Offer.

          Representatives of Credit Suisse, MacKenzie Partners, Inc. and Parent's management have engaged in discussions about the Offer with various shareholders of the Company in person or by telephone. It is anticipated those discussions will continue until expiration of the Offer."

Item 11.    Additional Information.

        (1)   The following two sentences are hereby added at the end of the third paragraph under "Introduction" of the Offer to Purchase:

          "On October 7, 2009, Eric Tveter resigned as a member of the Company's board of directors. Effective as of such resignation, (a) six of the 10 members of the board of directors of Company are also officers or directors of Parent and (b) one additional member of the board of directors of the Company has served as a paid consultant to the Kudelski Group."

        (2)   The last paragraph under "Special Factors—Section 10—Interests of Certain Persons in the Offer" of the Offer to Purchase is hereby amended and restated as follows:

          "Other. The Company filed the Schedule 14D-9 with the SEC on October 20, 2009. The Schedule 14D-9 describes other interests of the Company's officers and directors in the transactions contemplated by this Offer to Purchase. Shareholders are encouraged to read the Schedule 14D-9 before making a decision with respect to the Offer."

        (3)   Section (a)(5) of Item 11 of the Schedule TO is hereby supplemented by the following information:

        On October 15, 2009, Parent and the Purchaser filed a Notice of Removal, removing the Action from the state court to the United States District Court for the Northern District of California.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009
(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009
(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website

Item 13.    Information Required by Schedule 13E-3.

Item 8.    Fairness of the Transaction.

        (1)   The following is hereby added to the end of the second bullet point under the third paragraph under "Special Factors—Section 4—Position of Kudelski Regarding Fairness of the Transaction" of the Offer to Purchase:

          "On October 20, 2009, the Company issued a press release and filed the Schedule 14D-9 with the SEC setting forth the determination of the board of directors of the Company (a) not to express an opinion as to whether holders of Shares should tender their Shares pursuant to the Offer and (b) to remain neutral as to the Offer."

Item 12.    The Solicitation or Recommendation.

        (1)   The fifth sentence of the ninth paragraph under "Introduction" of the Offer to Purchase is hereby amended and restated as follows:

          "On October 20, 2009, the Company issued a press release and filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") with the SEC setting forth the determination of the board of directors of the Company (a) not to express an opinion as to whether holders of Shares should tender their Shares pursuant to the Offer and (b) to remain neutral as to the Offer. The Company stated in the Schedule 14D-9 that the board of directors of the Company has made no determination whether the Offer is fair to and in the best interest of the holders of the Shares, and is making no recommendations regarding whether the holders of the Shares should accept the Offer and tender their Shares. We note that the consummation of the

  Offer is not conditioned upon and does not require the approval or recommendation of the Company's board of directors."

        (2)   The last paragraph under "Special Factors—Section 8—Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is hereby amended and restated as follows:

          "After reasonable inquiry and to the Purchaser's and Parent's knowledge, none of the officers or directors of the Purchaser and neither the controlling shareholder nor any of the officers or directors of Parent who beneficially own Shares, including without limitation those of the foregoing who are also directors of the Company, intend to tender such Shares in the Offer. The Company stated in the Schedule 14D-9 that, to the best of the Company's knowledge, after reasonable inquiry, each director of the Company who is not also an employee or director of Parent and each executive officer of the Company was undecided as of the date of the Schedule 14D-9 as to whether such person would tender any Shares held of record or beneficially owned by such person to the Purchaser in the Offer. To the best of Parent's and the Purchaser's knowledge, except as set forth in the Schedule 14D-9 and the accompanying press release issued by the Company, none of the officers or directors of the Purchaser, the controlling shareholder of Parent, the officers or directors of Parent, or the Company or its executive officers, directors or affiliates (other than Parent and the Purchaser) has made any public recommendation as of the date of this Offer to Purchase with respect to the Offer."

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KUDELSKI INTERACTIVE CAYMAN, LTD.
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	Director
	Date:	October 26, 2009
By:	/s/ SANTINO RUMASUGLIA
	Name:	Santino Rumasuglia
	Title:	Director
	Date:	October 26, 2009
KUDELSKI SA
By:	/s/ LUCIEN GANI
	Name:	Lucien Gani
	Title:	General Counsel and Head of Legal Affairs
	Date:	October 26, 2009
By:	/s/ MAURO SALADINI
	Name:	Mauro Saladini
	Title:	Executive Vice President and Chief Financial Officer
	Date:	October 26, 2009

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated October 5, 2009*
(a)(1)(ii)	Letter of Transmittal*
(a)(1)(iii)	Notice of Guaranteed Delivery*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians, and Other Nominees*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Other Nominees*
(a)(1)(vi)	Instructions for Completing Substitute Form W-9*
(a)(1)(vii)	Instructions for Completing Substitute Form W-8BEN*
(a)(1)(viii)	Summary Advertisement*
(a)(1)(ix)	Press Release issued by Kudelski Group, dated October 5, 2009*
(a)(1)(x)	Excerpts from Kudelski SA Transaction Website*
(a)(1)(xi)	Letter to OpenTV Corp. Shareholders from Kudelski Group, dated October 13, 2009*
(a)(1)(xii)	Press Release issued by Kudelski Group, dated October 26, 2009
(a)(5)(i)
Complaint of Charles Michael Foley against Kudelski SA, Kudelski Interactive Cayman, Ltd., and André Kudelski, filed in the Superior Court of the State of California, County of San Francisco, and dated October 8, 2009*
(a)(5)(ii)	Kudelski Group Investor Presentation, dated October 2009
(a)(5)(iii)	Supplemental Excerpt from Kudelski SA Transaction Website
(b)
Credit Facility Agreement, dated as of October 3, 2009, by and among Kudelski SA, Kudelski Interactive USA, Inc., Credit Suisse, as facility agent, lender, and arranger, and Banque Cantonale Vaudoise, as lender and arranger*
(c)	None
(d)(i)
Share Purchase Agreement, dated as of October 18, 2006, by and among Liberty Media Corporation, Liberty IATV, Inc., Liberty IATV Holdings, Inc., Kudelski SA, Kudelski Interactive USA, Inc., and Kudelski Interactive Cayman, Ltd. (incorporated by reference to Exhibit 7(i) to Amendment No. 3 to the Schedule 13D of Liberty Media Corporation with respect to Class A Ordinary Shares of OpenTV Corp. filed on October 20, 2006)*
(d)(ii)	OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Annex A to the 2005 Proxy Statement on Schedule 14A of OpenTV Corp., as filed by OpenTV Corp. on October 14, 2005)*
(d)(iii)
Form of Independent Director Stock Option Agreement for OpenTV Corp. 2005 Incentive Plan (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8 of OpenTV Corp., as filed by OpenTV Corp. on December 21, 2005)*
(f)	Sections 176 and 179 of the British Virgin Islands Companies Act, 2004, as amended (included as Schedule C to the Offer to Purchase)*
(g)	None
(h)	None

*
Previously filed

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  Item 1. Summary Term Sheet.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 8. Fairness of the Transaction.
  Item 12. The Solicitation or Recommendation.
SIGNATURES
EXHIBIT INDEX